UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66178

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Genesis Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3414 Peachtree Road NE, Suite 700
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy Ellis	404-816-7538	jellis@genesis-capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Aprio LLP
(Name – if individual, state last, first, and middle name)

Five Concourse Parkway, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jeremy Ellis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Genesis Capital LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIELLE SMITH
My Commission Expires
NOTARY PUBLIC
May 13, 2024
FULTON COUNTY, GEORGIA

Notary Public

Signature:

Title: Managing Director

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GENESIS CAPITAL, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2021

GENESIS CAPITAL, LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Genesis Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Genesis Capital, LLC, the "Company", as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Genesis Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in pages 14 through 15 (the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as Genesis Capital, LLC's auditor since 2003.

Atlanta, Georgia

February 24, 2022

Aprio.com

Aprio, LLP Five Concourse Parkway, Suite 1000, Atlanta, Georgia 30328 404.892.9651

Independently Owned and Operated Member of Morison KSi

GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current assets	
Cash	$ 9,204,542
Accounts receivable, net of allowance for doubtful accounts of $0	10,964
Prepaid expenses	41,388
Total current assets	9,256,894
Property and equipment, at cost	
Computers	36,622
Furniture and fixtures	80,119
Leasehold improvements	28,210
	144,951
Accumulated depreciation	(140,921)
Total property and equipment	4,030
Other assets	
Right of use asset	87,452
Due from related party	303,000
Deposits	8,676
Total other assets	399,128
Total assets	$ 9,660,052

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 54,565
Current portion of lease liability	96,237
Discretionary bonuses and profit sharing	8,659,250
Total current liabilities	8,810,052
Member's equity	850,000
Total liabilities and member's equity	$ 9,660,052

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

On January 1, 2020, the ownership of Genesis Capital, LLC was transferred to JONGO, Inc. for no consideration.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or the Company's incremental borrowing rate. The implicit rate of the Company's lease was not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. In computing the Company's net capital, the Company adds back the ROU asset to the extent of the associated operating lease liability.

Note A
Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Note A
Summary of Significant Accounting Policies (Continued)

Discretionary Payments to the Member and Partners:

Payments to the member and partners that are intended as additional discretionary compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Payments to the member that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2021, discretionary payments to the member and partners totaling $6,258,978 were recorded as compensation expense. As of December 31, 2021, total discretionary bonuses and profit sharing payable was $8,659,250.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $9,141,192, which was $8,553,855 in excess of its required net capital of $587,337. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

Note C
Exemption from Rule 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules.

Note D
Commitments

PPP Loan:

In April 2020, the Company received a Paycheck Protection Plan ("PPP") loan guaranteed by the U.S. Small Business Administration in conjunction with the relief afforded from the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") in the amount of $293,076.   A PPP loan is designed to provide a direct incentive for a small business such as an investment banking firm to keep its employees on the payroll.   The U.S. Small Business Administration will forgive repayment of such PPP loan if all employees are kept on the payroll for twenty-four weeks and the proceeds are used for payroll, rent, mortgage interest, or utilities.   The Company used the proceeds for purposes consistent with the PPP. The loan was forgiven by the lender under Section 1106 of the CARES Act on May 24, 2021.

Operating Lease:

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified the lease as an operating lease. The lease contains a renewal option for a period of one year.   Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from the lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note D
Commitments (continued)

The components of the operating lease for the year ending December 31, 2021 are as follows:

Lease cost	$	176,633
Operating cash flow		188,546
Remaining lease term		0.5 years
Discount rate		4.311%

Maturities of the lease liability under the noncancelable operating lease as of December 31, 2021 are as follows:

2022	$	97,101
Total undiscounted lease payments		97,101
Less imputed interest		(864)
Total lease liability	$	96,237

Note E
Employee Retirement Plans

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan"). Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

The Company made safe harbor contributions for the year ended December 31, 2021 of $26,092. There was $127,198 of discretionary profit-sharing contributions to employees payable as of December 31, 2021.

Note F
Related Party Transactions

During the year ended December 31, 2018, the Company loaned $101,000 to a related party through common ownership and the sole shareholder of the Company's member took a minority ownership stake in a former customer of the Company.   During the year ended December 31, 2021, the Company loaned $101,000 each to two related parties through common ownership and the sole shareholder of the Company's member took a minority ownership stake in two former customers of the Company. There is no defined maturity date nor an interest rate associated with the loaned amounts. The total amount due of $303,000 is included on the Company's statement of financial condition at December 31, 2021.

During the year ended December 31, 2021, the Company paid wages of $293,680 to the sole shareholder of the Company's member.

Note G
Significant Customers

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from three customers totaling $7,225,000, which comprised approximately 63% of revenues for the year ended December 31, 2021. There were no amounts outstanding from these customers at December 31, 2021.

Note H
Subsequent Events

The Company evaluated subsequent events through February 24, 2022, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.



Advisory Assurance Tax Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Genesis Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Genesis Capital, LLC (“the Company”) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) stated that it filed its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permittted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other conisderation received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Genesis Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17 a-5, and related SEC Staff Frequently Asked Questions.

Aprio, LLP

Atlanta, Georgia
February 24, 2022

GENESIS CAPITAL, LLC EXEMPTION REPORT

Genesis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Genesis Capital, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.



Jonathan D. Goldman
Managing Partner and CEO



Jeremy A. Ellis
Managing Director